As filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-121561

PROSPECTUS SUPPLEMENT NO. 2
DATED AUGUST 30, 2005

Charter Communications, Inc.

This document supplements the prospectus, dated July 19, 2005 and the Prospectus Supplement No. 1, dated August 9, 2005 (collectively, the "Prospectus"), relating to the resale by certain holders of up to $862,500,000 aggregate principal amount of Charter Communications, Inc.’s 5.875% convertible senior notes due 2009 (the "Notes") and shares of common stock issuable upon conversion thereof.

This Prospectus Supplement relates to the resale by the holders of the Notes.

The Prospectus is hereby amended by the information contained in the attached Current Reports on Form 8-K filed on August 15, 2005 and August 26, 2005. In addition, the information appearing in the Selling Securityholder table included in this Prospectus Supplement, as of the date hereof, supersedes the information in the table appearing under the heading "Selling Securityholders" in the Prospectus.

If the information in this Prospectus Supplement is inconsistent with any information contained in the Prospectus or in the reports, proxy statements or other documents previously filed with the Securities and Exchange Commission (collectively, the "SEC Reports") incorporated by reference in the Prospectus or delivered in connection therewith, the Prospectus and/or any SEC Report, as applicable, shall be deemed superseded by this Supplement.

In all other ways, the Prospectus shall remain unchanged.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2005

Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	43-1857213
(Commission File Number)	(I.R.S. Employer Identification Number)

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Charter Communications, Inc. ("Charter") has entered into an agreement setting forth the terms under which Mr. Neil Smit will serve as President and Chief Executive Officer of Charter. See Item 5.02 below for additional information.

ITEM 5.02.   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

On August 9, 2005, Charter's Board of Directors announced that it had unanimously elected Neil Smit to the position of President and Chief Executive Officer, effective August 22, 2005. Mr. Smit will also serve as a member of Charter's Board of Directors as a Class B director. He succeeds Robert P. May, a Charter Board Member, who has served as Charter's Interim President and Chief Executive Officer, since January 2005. Mr. May will remain a member of Charter's Board of Directors.

Mr. Smit, 46, has worked at Time Warner, Inc. since 2000, most recently serving as the President of Time Warner's America Online Access Business. He also served at America OnLine ("AOL") as Executive Vice President, Member Development, Senior Vice President of AOL's product and programming team, Chief Operating Officer of AOL Local, Chief Operating Officer of MapQuest. Prior to that he was a regional vice president with Nabisco and was with Pillsbury in a number of management positions. Mr. Smit has a bachelor's of science degree from Duke University and a master's degree in with a focus in international business from Tufts University's Fletcher School of Law and Diplomacy.

Charter and Mr. Smit entered into an agreement as of August 9, 2005 whereby Mr. Smit will serve as Charter's President and Chief Executive Officer (the "Employment Agreement"), attached as Exhibit 99.1, for a term expiring on December 31, 2008, unless extended for an additional two years at Charter's option. Under the Employment Agreement, Mr. Smit will receive a $1,200,000 base salary per year, through the third anniversary of the agreement, and thereafter $1,440,000 per year for the remainder of the Employment Agreement. Mr. Smit shall be eligible to receive a performance-based target bonus of 125% of annualized salary, with a maximum bonus of 200% of annualized salary, as determined by the Compensation Committee of Charter's Board of Directors. However, for 2005 only, he will receive a minimum bonus of $1,200,000, provided that he is employed by Charter on December 31, 2005. Under Charter's Long-Term Incentive Plan he will receive options to purchase 3,333,333 shares of Class A common stock, exercisable for 10 years, with annual vesting of one-third of the grant in each of the three years from the employment date; a performance share award for a maximum of 4,123,720 shares of Class A common stock, to be earned during a three-year performance cycle starting January 2006; and a restricted stock award of 1,250,000 shares of Class A common stock, with annual vesting over three years following employment date. In addition, Mr. Smit will receive another restricted stock award for 1,250,000 shares of Class A common stock vesting on the first anniversary of employment date.

Mr. Smit will receive full reimbursement for his relocation expenses and employee benefits consistent with those made generally available to other senior executives. In the event that Mr. Smit is terminated by Charter without "cause" or for "good reason termination," as those terms are defined in the Employment Agreement, he will receive the greater of two times base salary or salary through the remainder to the term of the Employment Agreement; a pro rata bonus for the year of termination; full vesting of options and restricted shares; vesting of performance stock if targets are achieved; and twelve months of COBRA payments. The Employment Agreement contains non-compete provisions from six months to two years, depending on the type of termination. Charter will gross up federal taxes in the event that Mr. Smit is subject to any additional tax under Section 409A of the Internal Revenue Code.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

The following exhibits are filed pursuant to Item 5.02:

Exhibit Number	Description

99.1	Employment Agreement dated as of August 9, 2005. (Exhibit 99.1 not included in this Prospectus Supplement).
99.2	Press Release dated August 9, 2005. (Exhibit 99.2 not included in this Prospectus Supplement).

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2005

Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	43-1857213
(Commission File Number)	(I.R.S. Employer Identification Number)

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On August 24, 2005, Charter Communications Holdings, LLC (“Charter Holdings”), an indirect wholly-owned subsidiary of Charter Communications, Inc., and its wholly-owned subsidiaries, CCH I, LLC ("CCH I") and CCH I Holdings, LLC ("CIH"), commenced offers to exchange any and all of certain outstanding debt securities of Charter Holdings in a private placement for new debt securities of CCH I and CIH. The exchange offers are subject to significant conditions that are described in the informational documents relating thereto. The offers will expire at midnight on September 26, 2005, subject to extension.

The information agent for the exchange offers is Global Bondholder Service Corporation.   For more information, call the information agent at (800) 470-3800.

A press release announcing the private debt exchange offers is attached hereto as Exhibit 99.1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

The following exhibit is filed pursuant to Item 8.01:

Exhibit Number	Description

99.1	Press release dated August 24, 2005. (Attached hereto).

Exhibit 99.1
NEWS

FOR RELEASE: 5:00AM CT, Wednesday, August 24, 2005

CHARTER COMMUNICATIONS ANNOUNCES PRIVATE
DEBT EXCHANGE OFFERS FOR $8.4 BILLION OF DEBT SECURITIES

ST. LOUIS, MO - Charter Communications, Inc. (Nasdaq: CHTR) announced today that Charter Communications Holdings, LLC ("Charter Holdings") and its wholly owned subsidiaries, CCH I, LLC ("CCH I") and CCH I Holdings, LLC ("CIH"), are commencing private offers to exchange any and all of the $8.4 billion aggregate principal amount of outstanding debt securities listed below of Charter Holdings (the "Old Notes") in a private placement for new debt securities.

The offer is made only to qualified institutional buyers and institutional accredited investors inside the United States and to certain non-U.S. investors located outside the United States. The purpose of these private exchange offers is to improve Charter Holdings’ financial flexibility by extending debt maturities and reducing indebtedness.

CCH I is offering to issue $3.525 billion aggregate principal amount of new 11.00% Senior Secured Notes due 2015 of CCH I (the "CCH I Notes") in exchange for Old Notes that mature in 2009 and 2010 ("Old 2009-2010 Notes"). Of that amount, up to $750 million (subject to increase) principal amount of CCH I notes is issuable in exchange for Old Notes that mature in 2011 and 2012 ("Old 2011-2012 Notes"). In addition, CIH is offering to issue $4.262 billion aggregate principal amount of various series of Senior Accreting Notes due 2014 and 2015 (the "CIH Notes") in exchange for any and all of the Old 2011-2012 Notes.

For each $1,000 principal amount of tendered Old 2011-2012 Notes, CIH will issue CIH Notes with a principal amount of $1,000 and the same coupon as the corresponding series of Old 2011-2012 Notes. The principal amount of CCH I Notes issuable in exchange for each $1,000 principal amount of Old Notes is listed in the table below.

			CCH I Notes per $1,000 Principal Amount of Old Notes
CUSIP	Principal Amount Outstanding	Old Notes to be Exchanged for CCH I Notes	Exchange Consideration	Early Participation Payment	Total Consideration

2009-2010 Notes
16117PAE0	$1,244,067,000	8.625% Senior Notes due 2009	$780.00	$50.00	$830.00
16117PAK6	640,437,000	10.00% Senior Notes due 2009	808.75	50.00	858.75
16117PAT7	874,000,000	10.75% Senior Notes due 2009	811.25	50.00	861.25
16117PAZ3	639,567,000	9.625% Senior Notes due 2009	778.75	50.00	828.75
16117PAL4	318,195,000	10.25% Senior Notes due 2010	778.75	50.00	828.75
16117PAM2	449,500,000	11.75% Senior Discount Notes due 2010 (fully accreted)	813.75	50.00	863.75
2011-2012 Notes
16117PAV2	$500,000,000	11.125% Senior Notes due 2011	$748.75	$50.00	$798.75
16117PAF7	1,108,180,000	9.920% Senior Discount Notes due 2011 (fully accreted)	731.25	50.00	781.25
16117PBB5	709,630,000	10.00% Senior Notes due 2011	731.25	50.00	781.25
16117PBD1	939,306,000	11.75% Senior Discount Notes due 2011	670.00	50.00	720.00
16117PAW0	675,000,000	13.50% Senior Discount Notes due 2011	768.75	50.00	818.75
16117PBH2	329,720,000	12.125% Senior Discount Notes due 2012	597.50	50.00	647.50

The CCH I Notes will mature on October 1, 2015 and will be secured by a pledge of 100% of the equity interests of CCH I’s subsidiary, CCH II, LLC. Each series of CIH Notes will mature three years after the maturity date of the corresponding series of Old 2011-2012 Notes. Each series of CIH Notes will pay cash interest on 100% of the principal amount at the same rate, and on the same dates, as the corresponding series of Old 2011-2012 Notes. The accreted value of each series of CIH Notes will initially be $800 per $1,000 principal amount and will accrete on a straight-line basis to $1,000 per $1,000 principal amount on September 30, 2007.

All CCH I Notes and CIH Notes will be structurally senior to any Old Notes that remain outstanding after consummation of the exchange offers. CCH I is a direct subsidiary of CIH and CIH is a direct subsidiary of Charter Holdings.

Tenders of Old 2009-2010 Notes are not subject to proration. Tenders of Old 2011-2012 Notes for CIH Notes are also not subject to proration.

Tenders of Old 2011-2012 Notes for CCH I Notes are subject to proration as follows. The aggregate principal amount of CCH I Notes available to be issued in exchange for Old 2011-2012 Notes will be limited to the lesser of (i) $750 million (subject to increase in Charter Holdings’ discretion) and (ii) the maximum amount that can be issued without causing the total principal amount of CCH I Notes issuable in the exchange offers to exceed $3.525 billion. If the offer to issue CCH I Notes in exchange for Old 2011-2012 Notes is oversubscribed, all tendered 11.125% Senior Notes due 2011, 9.92% Senior Discount Notes due 2011 and 10.00% Senior Notes due 2011 will be exchanged for CCH I Notes before any of the other Old 2011-2012 Notes are exchanged for CCH I Notes. To the extent holders of the Old 2011-2012 Notes who tendered for CCH I Notes do not receive CCH I Notes in the exchange offer because of the foregoing, such holders will instead receive CIH Notes as if they had tendered their Old 2011-2012 Notes for CIH Notes (unless they have elected otherwise, in which case their Old 2011-2012 Notes not accepted for CCH I Notes will be returned).

In order to be eligible to receive the early participation payment of $50.00 in principal amount of new notes, holders must tender their Old Notes on or prior to 5:00 PM Eastern Time (ET), on September 9, 2005, unless extended. Eligible holders who validly tender their Old Notes after that time will receive, for each $1,000 principal amount of Old Notes tendered, a principal amount of new notes equal to the total consideration for that series of Old Notes less the early participation payment. The early participation payment will be paid in CCH I Notes, to the extent Old Notes are exchanged for CCH I Notes, and will be paid in CIH Notes, to the extent Old Notes are exchanged for CIH Notes.

Tendered Old Notes may be validly withdrawn at any time prior to 5:00 PM ET, on September 9, 2005. Tendered Old Notes may not be withdrawn after that time.

Holders who exchange Old Notes for CCH I Notes will receive a cash payment on the settlement date of all accrued and unpaid cash interest to, but not including, the settlement date. The first payment of cash interest on each series of CIH Notes will include an amount equal to any cash interest accrued and unpaid to, but not including, the settlement date on the corresponding series of Old 2011-2012 Notes exchanged for CIH Notes. Such amount will be paid on the first date after the settlement date on which cash interest would be paid on the corresponding series of Old 2011-2012 Notes so exchanged.

The new notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. CCH I and CIH will enter into a registration rights agreement pursuant to which they will agree to file an exchange offer registration statement with the Securities and Exchange Commission with respect to the CCH I Notes and CIH Notes.

The complete terms and conditions of the exchange offers are set forth in the informational documents relating to the offers. The exchange offers are subject to significant conditions that are described in the informational documents.

Documents relating to the offers will only be distributed to noteholders who complete and return a letter of eligibility confirming that they are within the category of eligible investors for this private offer. Noteholders who desire a copy of the eligibility letter may contact Global Bondholder Service Corporation, the information agent for the offers, at (866) 470-3800 (U.S. Toll-free) or (212) 430-3774 (Collect).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

###

About Charter Communications

Charter Communications, Inc., a broadband communications company, provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital™, Charter High-Speed™ Internet service and Charter Telephone™. Charter Business™ provides scalable, tailored and cost-effective broadband communications solutions to organizations of all sizes through business-to-business Internet, data networking, video and music services. Advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com .

# # #
Contact:

Press:       Analysts:
David Andersen    Mary Jo Moehle
(314) 543-2213            (314) 543-2397

Cautionary Statement Regarding Forward-Looking Statements:

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this release may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated" and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this release are set forth in reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•
the availability of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash flows from operating activities, further borrowings or other sources;

•
our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed Internet, telephone and other services and to maintain a stable customer base, particularly in the face of increasingly aggressive competition from other service providers;

•
our ability to comply with all covenants in our indentures and credit facilities, any violation of which would result in a violation of the applicable facility or indenture and could trigger a default of other obligations under cross-default provisions;

•	our ability to repay or refinance debt as it becomes due;
•	our ability to obtain programming at reasonable prices or to pass cost increases on to our customers;
•	general business conditions, economic uncertainty or slowdown; and
•	the effects of governmental regulation, including but not limited to local franchise taxing authorities, on our business.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this release.

The information appearing in the table below, as of the date hereof, supersedes the information in the table appearing under the heading "Selling Securityholders" in the Prospectus:

			Shares of Class A
	Convertible Senior Notes		Common Stock

			Shares of
			Class A
		Principal	Common
	Amount of	Amount of	Stock
	Notes Owned	Notes That	Owned	Shares That
Selling Securityholder	Before Offering	May Be Sold	Before Offering	May Be Sold

ADAR Investment Fund LTD	$22,145,000	$22,145,000	9,150,825	9,150,825
AG Offshore Convertibles, Ltd.	$30,500,000	$30,500,000	12,603,304	12,603,304
AHFP Context	$300,000	$300,000	123,966	123,966
Akanthos Arbitrage Master Fund, LP	$16,000,000	$16,000,000	6,611,569	6,611,569
Argent Classic Convertible Arbitrage Fund L.P.	$2,590,000	$2,590,000	1,070,247	1,070,247
Argent Classic Convertible Arbitrage Fund II, L.P.	$350,000	$350,000	144,628	144,628
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$7,670,000	$7,670,000	3,169,421	3,169,421
Argent Opportunities Fund LLC	$150,000	$150,000	61,983	61,983
Banc of America Securities LLC	$350,000	$350,000	144,628	144,628
Basso Fund Ltd.	$2,392,000	$2,392,000	988,429	988,429
Basso Holdings Ltd.	$5,290,000	$5,290,000	2,185,950	2,185,950
Basso Multi-Strategy Holding Fund Ltd.	$11,290,000	$11,290,000	4,665,288	4,665,288
BBT Fund, L.P.	$3,000,000	$3,000,000	1,239,669	1,239,669
Bear, Stearns & Co., Inc.	$1,000,000	$1,000,000	413,223	413,223
CC Convertible Arbitrage, Ltd.	$4,950,000	$4,950,000	2,045,454	2,045,454
Citadel Equity Fund Ltd.	$10,000,000	$10,000,000	4,132,231	4,132,231
Citigroup Global Markets, Inc.(1)	$23,751,000	$23,751,000	9,814,461	9,814,461
Citigroup Global Markets Ltd.(1)	$141,387,000	$141,387,000	58,424,374	58,424,374
CNH CA Master Account, L.P.	$1,500,000	$1,500,000	619,834	619,834
Concentrated Alpha Partners, L.P.	$1,050,000	$1,050,000	433,884	433,884
Context Convertible Arbitrage Fund, LP	$1,725,000	$1,725,000	712,809	712,809
Context Convertible Arbitrage Offshore, Ltd.	$5,400,000	$5,400,000	2,231,404	2,231,404
Corporate High Yield III, Inc.	$945,000	$945,000	390,495	390,495
Corporate High Yield V, Inc.	$1,555,000	$1,555,000	642,561	642,561
Corporate High Yield VI, Inc.	$1,625,000	$1,625,000	671,487	671,487
Corporate High Yield Fund, Inc.	$875,000	$875,000	361,570	361,570
Credit Suisse First Boston Europe LTD	$25,000,000	$25,000,000	10,330,577	10,330,577
Credit Suisse First Boston LLC	$3,000,000	$3,000,000	1,239,669	1,239,669
DBAG London	$13,600,000	$13,600,000	5,619,834	5,619,834
Deephaven Domestic Convertible Trading Ltd.	$4,650,000	$4,650,000	1,921,487	1,921,487
Delaware Delchester Fund	$1,080,000	$1,080,000	446,280	446,280
Delaware Diversified Income Fund	$415,000	$415,000	171,487	171,487
Delaware Dividend Income Fund	$500,000	$500,000	206,611	206,611
Delaware Group Equity Funds I-Delaware balanced Fund Series	$10,000	$10,000	4,132	4,132
Delaware High-Yield Opportunities Fund	$290,000	$290,000	119,834	119,834
Delaware VIP Diversified Income Series	$45,000	$45,000	18,595	18,595
Delaware VIP High Yield Series	$655,000	$655,000	270,661	270,661
Deutsche Bank Securities Inc.	$4,584,000	$4,584,000	1,894,214	1,894,214
Dividend & Income Fund	$165,000	$165,000	68,181	68,181
DKR Saturn Multi-Strategy Holding Fund Ltd.	$2,000,000	$2,000,000	826,446	826,446
Edge Investment Master Fund, LTD	$3,500	$3,500	1,446	1,446
Eton Park Fund, L.P.	$1,872,000	$1,872,000	773,553	773,553
Eton Park Master Fund, Ltd.	$2,928,000	$2,928,000	1,209,917	1,209,917
Finch Tactical Plus Class B	$200,000	$200,000	82,644	82,644
Fore Convertible Master Fund, Ltd.	$1,500,000	$1,500,000	619,834	619,834
Fore ERISA Fund, Ltd.	$179,000	$179,000	73,966	73,966
Fore Multi Strategy Master Fund, Ltd.	$350,000	$350,000	144,628	144,628
Fore Opportunity Fund, LP	$69,000	$69,000	28,512	28,512
Fore Opportunity Offshore Fund, Ltd	$231,000	$231,000	95,454	95,454
Geode U.S. Convertible Arbitrage Fund, aggregated account of Geode Capital Master Fund Ltd.	$3,000,000	$3,000,000	1,239,669	1,239,669
Global Dividend & Income Fund	$40,000	$40,000	16,528	16,528
Goldman Sachs & Co.	$47,313,000	$47,313,000	19,550,824	19,550,824
Grace Brothers, Ltd.	$1,500,000	$1,500,000	619,834	619,834
Guggenheim Portfolio Company VIII (Cayman), Ltd.	$1,138,000	$1,138,000	470,247	470,247
HFR RVA Combined Master Trust	$125,000	$125,000	51,652	51,652
Highbridge International LLC	$36,520,000	$36,520,000	15,090,907	15,090,907
Kamunting Street Master Fund, LTD	$22,500,000	$22,500,000	9,297,519	9,297,519
KBC Financial Products USA Inc.	$4,885,000	$4,885,000	2,018,594	2,018,594
KDC Convertible Arbfund L.P.	$2,000,000	$2,000,000	826,446	826,446
Laurel Ridge Capital, LP	$5,000,000	$5,000,000	2,066,115	2,066,115
LDG Limited	$322,000	$322,000	133,057	133,057
Lincoln National Life Insurance Company Separate Account 20	$590,000	$590,000	243,801	243,801
Lyxor/ Context Fund Ltd.	$1,075,000	$1,075,000	444,214	444,214
Man Mac I, Limited	$3,391,000	$3,391,000	1,401,239	1,401,239
Marathon Global Convertible Master Fund Ltd.	$1,500,000	$1,500,000	619,834	619,834
Merced Partners Limited Partnership	$2,500,000	$2,500,000	1,033,057	1,033,057
Merrill Lynch Bond High Income Fund	$9,000,000	$9,000,000	3,719,007	3,719,007
Merrill Lynch Global Investment Series: Income Strategies Fund	$5,000,000	$5,000,000	2,066,115	2,066,115
MLIF US High Yield Fund, Inc.	$500,000	$500,000	206,611	206,611
ML Master US High Yield Fund, Inc.	$2,200,000	$2,200,000	909,090	909,090
Mohican VCA Master Fund, Ltd.	$500,000	$500,000	206,611	206,611
Morgan Stanley Convertible Securities Trust	$800,000	$800,000	330,578	330,578
MSS Convertible Arbitrage 1 c/o TQA Investors, LLC	$31,000	$31,000	12,809	12,809
National Bank of Canada	$700,000	$700,000	289,256	289,256
Oppenheimer Convertible Securities Fund	$1,000,000	$1,000,000	413,223	413,223
Optimum Fixed Income Fund	$65,000	$65,000	26,859	26,859
PIMCO Convertible Fund	$275,000	$275,000	113,636	113,636
President and Fellows of Harvard College	$350,000	$350,000	144,628	144,628
PSEG Master Employee Benefit Plan Trust	$200,000	$200,000	82,644	82,644
Putnam Convertible Income-Growth Trust	$8,425,000	$8,425,000	3,481,404	3,481,404
Putnam High Income Bond Fund	$2,075,000	$2,075,000	857,437	857,437
Raytheon Savings & Investment Plan Trust	$150,000	$150,000	61,983	61,983
Regiment Capital, Ltd.	$650,000	$650,000	268,595	268,595
Royal Bank of Canada (Norshield)	$100,000	$100,000	41,322	41,322
Royal Bank of Ontario	$2,000,000	$2,000,000	826,446	826,446
Salomon Brothers Asset Management, Inc.	$9,350,000	$9,350,000	3,863,635	3,863,635
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.	$357,000	$357,000	147,520	147,520
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund	$65,000	$65,000	26,859	26,859
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio	$1,692,000	$1,692,000	699,173	699,173
Saranac Capital Management L.P. on behalf of Saranac Erisa Arbitrage LTD	$698,000	$698,000	288,429	288,429
Saranac Capital Management L.P. on behalf of Saranac Erisa Arbitrage LP	$48,000	$48,000	19,834	19,834
Saranac Capital Management L.P. on behalf of Saranac Arbitrage LTD	$40,000	$40,000	16,528	16,528
Satellite Asset Management, L.P.	$12,300,000	$12,300,000	5,082,644	5,082,644
Severn River Master Fund, Ltd.	$8,000,000	$8,000,000	3,305,784	3,305,784
Sphinx Convertible Arbitrage Fund SPC	$350,000	$350,000	144,628	144,628
Sphinx Fund c/o TQA Investors, LLC	$496,000	$496,000	204,958	204,958
SRI Fund, L.P.	$180,000	$180,000	74,380	74,380
St. Albans Partners Ltd.	$1,000,000	$1,000,000	413,223	413,223
Sturgeon Limited	$71,000	$71,000	29,338	29,338
Susquehanna Capital Group	$6,980,000	$6,980,000	2,884,297	2,884,297
SuttonBrook Capital Portfolio LP	$12,500,000	$12,500,000	5,165,288	5,165,288
Tamarack International, Ltd.	$2,500,000	$2,500,000	1,033,057	1,033,057
Tempo Master Fund, LP	$2,000,000	$2,000,000	826,446	826,446
Tenor Opportunity Master Fund Ltd.	$4,200,000	$4,200,000	1,735,537	1,735,537
The High-Yield Bond Portfolio	$15,000	$15,000	6,198	6,198
TQA Master Fund, Ltd.	$2,836,000	$2,836,000	1,171,900	1,171,900
TQA Master Plus Fund, Ltd.	$4,551,000	$4,551,000	1,880,578	1,880,578
UBS AG London Branch	$45,500,000	$45,500,000	18,801,651	18,801,651
UBS AG London F/ B/ O HFS	$5,000,000	$5,000,000	2,066,115	2,066,115
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	$6,000,000	$6,000,000	2,479,338	2,479,338
Univest Convertible Arbitrage Fund II Ltd. (Norshield)	$100,000	$100,000	41,322	41,322
Van Kampen Harbor Fund	$1,200,000	$1,200,000	495,867	495,867
Whitebox Convertible Arbitrage Partners, L.P.	$3,000,000	$3,000,000	1,239,669	1,239,669
Whitebox Hedged High Yield Partners, L.P.	$1,000,000	$1,000,000	413,223	413,223
White River Securities LLC	$1,000,000	$1,000,000	413,223	413,223
Wolverine Convertible Arbitrage Fund Limited	$250,000	$250,000	103,305	103,305
World Income Fund, Inc.	$800,000	$800,000	330,578	330,578
Yield Strategies Fund I, L.P.	$500,000	$500,000	206,611	206,611
Yield Strategies Fund II, L.P.	$500,000	$500,000	206,611	206,611
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	$696,000	$696,000	287,603	287,603

(1)    These entities and/or their affiliates have provided, and may from time to time provide, investment banking services to Charter Communications, Inc. and its subsidiaries, including, among other things, acting as lead and/or co-manager with respect to offerings of debt and equity securities.

If, after the date of this prospectus, a secuityholder notifies us pursuant to the registration rights agreement of its intent to dispose of convertible senior notes pursuant to the regisration statement, we may supplement this prospectus to include that information.